ATP Oil & Gas Corporation

4600 Post Oak Place, Suite 200

Houston, Texas 70027

December 13, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sean Donahue

Re:	ATP Oil & Gas Corporation
Registration Statement on Form S-4 (Registration No. 333-169880)

Ladies and Gentlemen:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, ATP Oil & Gas Corporation (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-4 filed on October 12, 2010, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective by 9:00 a.m., Eastern Time, on Thursday, December 16, 2010, or as soon thereafter as practicable.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) should the Securities & Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Richard S. Roth at (713) 752-4209 if you have any questions or comments. Thank you for your assistance.

Very truly yours,

ATP Oil & Gas Corporation

By:	/s/ Albert L. Reese, Jr.
Albert L. Reese, Jr. Chief Financial Officer